For period ending September 30, 1997             Exhibit 77D

File number 811-2802

PaineWebber Cashfund, Inc.
The Board of Directors of PaineWebber Cashfund, Inc.
has approved a new non-fundamental investment policy prohibiting the purchase of shares of other investment companies.